203 Hoehyon-dong 1-ga, Chung-gu,

Seoul 100-792, Korea

Tel: 82.2.2125.2000

Fax: 82.2.2125.2293

http://www.woorifg.com

December 7, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stephanie J. Ciboroski
Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	Woori Finance Holdings Co., Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 30, 2012
Form 20-F/A for the Fiscal Year Ended December 31, 2011
Filed May 25, 2012
Form 6-K filed August 29, 2012
File No. 001-31811

Dear Ms. Ciboroski:

Reference is made to our letter dated November 16, 2012 (the “Response Letter”) addressed to the Securities and Exchange Commission (the “Commission”), in which Woori Finance Holdings Co., Ltd. (the “Company”) responded to the Commission’s letter dated September 27, 2012 (the “Comment Letter”) regarding certain comments of the staff (the “Staff”) of the Commission to (i) the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2011, which was filed with the Commission on April 30, 2012, and the Company’s amendment thereto on Form 20-F/A which was filed with the Commission on May 25, 2012, and (ii) the Company’s report on Form 6-K filed with the Commission on August 29, 2012.

We have noted a clerical error in the Response Letter with respect to the table included in the Company’s response to the Staff’s comment number 16, and would like to bring it to the Staff’s attention. Such table should be replaced in its entirety with the following table, which shows the corrected information relating to the hybrid securities issued by the Company’s consolidated subsidiaries.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.2

	Local currency								Foreign currency
	The 1st bond-type hybrid securities		The 2nd bond-type hybrid securities		The 1st bond-type hybrid securities		The 2nd bond-type hybrid securities		The 1st bond-type hybrid securities
Issuer		Woori Bank		Woori Bank		Kyongnam Bank		Kwangju Bank		Woori Bank

Face value	~~W~~	255 billion	~~W~~	500 billion	~~W~~	116 billion	~~W~~	87 billion	US$	1 billion

Issue date		June 20, 2008		March 31, 2009		March 31, 2009		March 31, 2009		May 2, 2007

Maturity		June 20, 2038		March 31, 2039		March 31, 2039		March 31, 2039		May 2, 2037

Annual interest rate		7.7%		6.7%		6.8%		7.1%		6.2%

Perpetual extension of term	If the securities are not redeemed (at the option of the Company, but not the security holders) on the original maturity date, the maturity date will be automatically extended for 30 years from such date and at the end of each of the subsequent 30 year periods.

*        *        *         *        *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments to the Company’s Investor Relations Department, to the attention of Woo Seok Seong at +822-2125-2110 (fax: +822-2125-2293; email: wseong@woorifg.com), or to the Company’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Yong G. Lee at +822-6353-8010 (fax: +822-6353-8099; e-mail: ylee@cgsh.com).

Very truly yours,

/s/ Woo Seok Seong
Woo Seok Seong
General Manager, Investor Relations Department

cc:	Rahim Ismail
Division of Corporation Finance

Yong G. Lee

Cleary Gottlieb Steen & Hamilton LLP